Special Shareholders Meeting of

NEUROSENSE THERAPEUTICS LTD.

March 10, 2022

GO GREEN

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card are available at - **http://www.astproxyportal.com/ast/NRSN2022**

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00033330300000000000 9 123114

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS.

1. To ratify the election of each of Mr. Cary Claiborne and Ms. Christine Pellizzari as an external director of the Company, each for a three-year term.

	FOR	AGAINST	ABSTAIN
Cary Claiborne	☐	☐	☐

	YES	NO
Are you controlling shareholder or do you have personal interest in approval of proposal 1 above (response required for vote to be counted)?	☐	☐

	FOR	AGAINST	ABSTAIN
Christine Pellizzari	☐	☐	☐

	YES	NO
Are you controlling shareholder or do you have personal interest in approval of proposal 1 above (response required for vote to be counted)?	☐	☐

2. To approve the compensation of each of our external directors and Dr. Revital Mandil-Levin in accordance with the requirements of the Companies Law. ☐ ☐ ☐

	YES	NO
Are you controlling shareholder or do you have personal interest in approval of proposal 2 above (response required for vote to be counted)?	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special Meeting. This proxy when properly executed will be voted as directed herein by the undersigned stockholder. **If no direction is made, this proxy will be voted "FOR" Proposal 1 and "FOR" Proposal 2**

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder ____ Date: ____ Signature of Stockholder ____ Date: ____

NEUROSENSE THERAPEUTICS LTD.

Proxy for Special Shareholders Meeting on March 10, 2022

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Alon Ben-Noon and Or Eisenberg and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Special Shareholders Meeting of NeuroSense Therapeutics Ltd., to be held March 10, 2022 at 11 Hamenofim St., Building B, Herzliya 4672562, Israel, and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side.)